DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (TELEPHONE)
                            303.988.6954 (FACSIMILE)
                           EMAIL: DDALMY@EARTHLINK.NET



May 26, 2009


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Jill Davis, Branch Chief
      James Giugliano, Staff Attorney
      George Schuler, Mining Engineer


Re:  Uranium International Corp.
     Form 10-KSB for Fiscal Year Ended February 28, 2008
     Filed June 12, 2008

     Response Letter Dated April 21, 2009
     Form 10-KSB/A for Fiscal Year Ended February 29, 2008
     Filed April 21, 2009
     File No. 000-52660

To Whom It May Concern:

On behalf of Uranium International Corp., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated May 6, 2009 (the "SEC Letter") regarding the Form 10-KSB/A for fiscal year ended February 28, 2008 (the "Annual Report").

FORM 10-KSB/A FOR FISCAL YEAR ENDED FEBRUARY 28, 2008

EXPLANATORY NOTE, PAGE 4

1. In accordance with the staff's comments,  we will ensure that our explanatory note includes a detailed summary of the items changes in the amendment in addition to the reason for the changes.

Securities and Exchange Commission
Page Two
May 26, 2009



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 37

2. In accordance with the staff's comments, the auditor's report dated May 30, 2008 from James Stafford, Chartered Accountants (the "Independent Auditors") has been revised to state that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

RESPONSE LETTER DATED APRIL 21, 2009

3. In accordance with the staff's comments, attached hereto is a statement from the Company duly signed by Marek Kreczmer, its President/Chief Executive Officer, regarding the certain representations as requested.

ENGINEERING COMMENTS ON FORM 10-KSB/A FOR FISCAL YEAR ENDED FEBRUARY 29, 2008

URANIUM PROPERTIES, PAGE 8

4. In accordance with the staff's comments, we have revised the disclosure to remove all references to historical demonstrated resources.

Thank you for your attention in this matter.

Sincerely,

/s/ DIANE D. DALMY
__________________
    Diane D. Dalmy